SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecom Argentina S.A. announces consolidated six-month period (‘1H10’) and second quarter results for fiscal year 2010 (‘2Q10’)*”

FOR IMMEDIATE RELEASE
Market Cap P$14.3 billion August 3, 2010

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54-11) 4968-3743/3752

Telecom Argentina S.A. announces consolidated six-month period (‘1H10’) and second quarter results for fiscal year 2010 (‘2Q10’)*

•	Consolidated Net Revenues amounted to P$ 6,717 million (+17% vs. 1H09); Mobile business in Argentina +20% vs. 1H09; Internet +33% vs. 1H09.

•	Mobile subscribers: 17.2 million (+12% vs. 1H09); Broadband subscribers: 1.3 million (+15% vs. 1H09); Fixed lines in service: 4.1 million (+1% vs. 1H09).

•	Operating Profit Before Depreciation and Amortization (“OPBDA”) reached P$2,164 million (+18% vs. 1H09), 32% of Net Revenues. Growth was mainly fueled by broadband and mobile services in Argentina.

•	Operating Profit amounted to P$1,539 million (+17% vs. 1H09), 23% of Net Revenues.

•	Net Income reached P$865 million (+23 % vs. 1H09).

•	Investments (excluding materials) totaled P$666 million.

•	Net Cash Position: P$326 million, an increase of P$899 million vs. 1H09 due to strong cash flow generation.

•	On May 5, 2010, the first installment of the cash dividend payment was distributed, amounting to P$689 million.

(in million P$, except where noted)	As of June, 30
	2010	2009	Δ $	Δ %
Consolidated Net Revenues	6,717	5,754	963	17%
Voice, Data & Internet	2,222	1,990	232	12%
Mobile	4,495	3,764	731	19%
Operating Profit before D&A	2,164	1,841	323	18%
Operating Profit	1,539	1,311	228	17%
Net Income	865	703	162	23%
Shareholder’s equity	5,247	4,712	535	11%
Net Financial Position – (cash) / Debt	(326)	573	(899)	-157%
CAPEX (excluding materials)	666	529	137	26%
Fixed lines in service (in thousand lines)	4,066	4,026	40	1%
Mobile customers (in thousand)	17,169	15,354	1,815	12%
Personal (Argentina)	15,334	13,586	1,748	13%
Núcleo (Paraguay) -Wimax customers are included-	1,835	1,768	67	4%
Broadband acceses (in thousand)	1,274	1,110	164	15%
Fixed line traffic (in MM minutes, Internet & Public Telephony not incl.)	7,480	7,582	(102)	-1%
Incoming/Outgoing mobile voice traffic in Arg. (in MM minutes)	8,912	7,662	1,250	16%
Average Billing per user (ARBU) Fixed Telephony/voice (in P$)	42	40	1.8	4%
Average Revenue per user (ARPU) Cellular Telephony Arg. (in P$)	42	40	1.9	5%

*	Unaudited non financial data

Buenos Aires, August 3, 2010 – Telecom Argentina (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today Net Income of P$865 million for the first half ended June 30, 2010, or +23% when compared to the same period last year.

	1H10	1H09	$	%
Net Revenues (MMP$)	6,717	5,754	963	17%
Net Income (MMP$)	865	703	162	23%
Earnings per Share (P$)	0.88	0.71	0.16
Earnings per ADR (P$)	4.39	3.57	0.82
OPBDA*	32%	32%
Operating Profit*	23%	23%
Net Income*	13%	12%

*	As a percentage of Net Revenues

During 1H10, Consolidated Net Revenues increased by 17% (+P$963 million vs. 1H09) to P$6,717 million, mainly fueled by the Mobile and Broadband businesses. Moreover, Operating Profit increased by 17% (+P$228 million vs. 1H09) to P$1,539 million.

Consolidated Operating Revenues

Fixed Services (Voice, Data Transmission & Internet)

During 1H10, revenues generated by these services amounted to P$2,222 million, +12% vs. 1H09; with internet revenues, in relative terms, generating the most growth (+33% vs. 1H09).

Voice

Total Revenues for this service reached P$1,420 million in 1H10 (+3% vs. 1H09). The results of this line of business continue to be affected by frozen tariffs of regulated services and lower interconnection revenues.

Monthly Charges and Supplementary Services increased by P$18 million, or 4% vs. 1H09, to P$435 million, as a consequence of a higher number of lines in service (+1%), that surpassed 4 million and a 17% of increase in supplementary services. Fixed lines have been readjusted according to international standards. Figures corresponding to prior periods were readjusted following these standards.

Revenues generated by Local, Domestic Long Distance Measured Services and International Services totaled P$648 million, an increase of 4% vs. 1H09. In relative terms, revenues from local calls increased the most with 8% vs. 1H09 mainly due to the incorporation of flat rate packs and secondly by domestic long distance traffic (+4% vs. 1H09). Meanwhile, revenues from international traffic slightly decreased 3% vs. 1H09, influenced by a lower demand in the Wholesale client segment.

Interconnection revenues decreased to P$207 million (-3% vs. 1H09), mainly due to the incorporation of new interconnection points with mobile operators which entailed lower prices that, in turn, negatively affected these revenues.

2	www.telecom.com.ar

Meanwhile, public telephony reached P$32 million (-P$4 million vs. 1H09). Finally, other revenues reached P$98 million (+13% vs.1H09).

Telecom continued promoting wireless handset sales, which offer additional services such as SMS from fixed lines. During the last few months, SMS traffic has shown a significant increase.

Data Transmission and Internet

Data transmission revenues amounted to P$158 million (+24% vs. 1H09), where the focus was to strengthen Telecom’s position as an integrated ICT provider for wholesale and government segments. During the first half of the year, Telecom continued enhancing virtualization solutions such as Virtual Hosting and Virtual Desktop.

Some of the advantages of virtualization solutions are the efficiencies in technology resources, the safety of information and a significant increase in the level of service availability.

During the first half, a new service was launched: “Virtual Host”, which complements housing and hosting solutions with a portfolio of Datacenter virtual solutions. This service allows clients to develop and make public their web site, to run software applications and to process data-bases without infrastructure investments, since the servers are in Telecom datacenters.

In the business segment, Telecom continues to position itself as an integrated partner, supplier of technological solutions for SMEs and maintains a broad portfolio of services that adapt to all needs of this segment. Services with major increases during this period were “Integra” (high quality and symmetrical internet access and with personal customer care) and the service of virtual private networks (oriented to clients with several branches that want to use integrated voice, data or video services).

Revenues related to Internet reached P$644 million (+P$158 million or 33% vs. 1H09), mainly due to the constant expansion of broadband services.

As of June 30, 2010, Telecom reached 1.27 million ADSL accesses (+15% vs. 1H09). These connections represent 31% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached P$74 in 1H10, +16% when compared to 1H09.

During 1H2010, Telecom continued enhancing broadband domestic use, under the slogan “Internet en Todo” (Internet everywhere), with promotions focused to sell different internet products.

Furthermore, during May Telecom launched a new IP service named “Mi numero Arnet” (My Arnet number), a value added service that allows one number to be associated with a fixed line and also for users to make and receive calls simultaneously. Using this service requires broadband, given that it uses IP technology and has the same quality and geographic numeration as the associated main line.

3	www.telecom.com.ar

Data Transmission and Internet both have significantly increased their contribution to net consolidated revenues, reaching 12% and 36% respectively of participation of fixed telephony segment revenues.

Mobile Services

Clients have significantly increased in the quarter, reaching 17.17 million as of the end of June 2010, representing an increase of 0.89 million since December, 31, 2009 and 1.82 million since June 30, 2009.

The activities developed to stimulate the usage of the VAS and to retain high value segments allowed Personal to increase consolidated net revenues to P$4,495 million (+19% vs. 1H09), while improving its profitability.

Telecom Personal in Argentina

As of the end of June 2010, Personal reached 15.33 million subscribers in Argentina (+13% or 1.7 million vs. 1H09), enhancing its market position. The mix of overall subscriber base continued at 70% of prepaid and 30% of postpaid (including “Cuentas claras” plans and 3G modems).

Net Revenues reached P$4,279 million (+P$705 million or 20% vs. 1H09). Increases in overall voice traffic minutes (+16% vs. 1H09) and in VAS revenues (+38% vs. 1H09) were registered.

Service revenues (excluding handset sales) reached P$3,856 million (+19% vs. 1H09) with 38% corresponding to VAS revenues. Also noteworthy is SMS traffic performance, which climbed from a monthly average of 2,290 million messages in 1H09 to 4,246 million in 1H10 (+85% vs. 1H09). Average Monthly Revenue per User (ARPU) increased to approximately P$42 during 1H10 (+5% vs. 1H09).

Initiatives

During 2Q10, Personal continued deepening its strategy of innovation, by introducing the first research and development experience in Fourth Generation (4G) mobile services in Argentina.

These tests became a new step in the mobile service industry in the country. During these tests download speeds of up to 50 Mbps and upload speeds of up to 15 Mbps were reached.

Moreover, in relation with the FIFA Football World Cup, Personal organized different actions meant to associate its brand with the previously mentioned sporting event. In this sense, FIFA selected Personal as Argentina’s exclusive mobile contents supplier for the 2010 World Cup. Personal’s clients had free access to mobile contents through the Internet and in their handsets. This action also contributed to continuing to educate clients in the use of VAS. More than one million clients visited the mobile portal for FIFA World Cup official contents.

4	www.telecom.com.ar

Additionally, through an agreement with one of the main worldwide suppliers, Personal offered Wi-Fi Global service and international roaming packages to their clients.

After the Argentine Government defined the standard for digital TV, Personal launched two new TV handsets that can be used to watch TV through the Open Digital Television signal. For the first time it was possible to watch Digital TV – including all World Cup soccer games- on a mobile handset and free of cost.

During this quarter Personal introduced different promotions designed to sustain VAS revenues and in commemoration of Father’s Day launched Personal E-Mail to retail segment. Another promotion was the download of unlimited music free for one year in bundle with two handset models.

Furthermore, Personal continued its campaign to promote Pack 2.0, which allows social network access through mobile phones. Since its launch, more than one million clients have used this pack on their cell phones.

Telecom Personal in Paraguay

By the end of June 2010, Nucleo’s subscriber base maintained nearly 1.84 million clients (including Wimax clients). Prepaid and Postpaid customers represented 87% and 13%, respectively.

Personal’s controlled subsidiary in Paraguay generated revenues equivalent to P$216 million during 1H10 (+14% vs. 1H09).

Consolidated Operating Costs

The Cost of Services Provided, Administrative Expenses and Selling Expenses totaled P$5,178 million in 1H10, an increase of P$735 million, or +17%, vs. 1H09. The increase in costs is a consequence of a higher volume of revenues, inflationary effects on the cost structure, and greater expenses related to competition in mobile and internet businesses.

The cost breakdown is as follows:

- Salaries and Social Security Contributions totaled P$844 million (+23% vs. 1H09), mainly affected by increases in salaries. Regarding personnel, the decrease in headcount in fixed line segment (-125 employees vs. 1H09) was partially compensated by the incorporation of 194 employees in the same period in the mobile business. The total headcount remained stable achieving efficiencies in lines in service per employee.

- Taxes reached P$572 million (+20% vs. 1H09), influenced mainly by a higher volume of revenues but also impacted by higher rates in turnover taxes and rates and fees paid to the regulatory entity. It was also affected by debit and credit tax related to the dividend payment and also income tax.

5	www.telecom.com.ar

- Network access costs (includes TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$680 million, -P$2 million vs. 1H09. This proportional reduction in TLRD cost was due to savings from stimulating on-net traffic between clients and more investment in the network that allowed a reduction in the expense of domestic roaming, gaining cost efficiency.

- Agents, prepaid card commissions and other commissions were P$573 million (+14% vs. 1H09), mainly due to the increase in commissions paid to commercial agents associated with higher revenues of more sophisticated handsets; also because of a higher volume of greater acquisitions and retention of customers, higher cards sales and prepaid recharges.

- Advertising amounted to P$179 million (+13% vs. 1H09) oriented towards supporting the commercial activity in mobile services and Internet and to strengthening the brand position of the Telecom Group.

- Cost of handsets sold totaled P$662 million (+27% vs. 1H09) due to a change in the handsets mix sold, increasing high-end handsets sales and the average costs of them, this later affected by the increase in Internal Tax, better known as the Technological Tax. There were also a higher number of upgrades of handsets oriented towards the boosting of VAS usage.

- Fees for services amounted to $274 million (+22% vs. 1H09) due principally to higher costs from the Call Centers and more service requirements.

- Depreciation of Fixed and Intangible Assets reached P$625 million (+18% vs. 1H09). Fixed-line telephony totaled P$345 million (+6% vs. 1H09) and mobile services totaled P$280 million (+36% vs. 1H09) due to higher investment in fixed assets.

- Others Costs totaled P$769 million (+16% vs. 1H09). This increase was mainly due to general increases in services such as maintenance, materials and supplies and rental expense. The decrease in bad debt expenses by 13% vs. 1H09 is notable. There was also an increase in cost related to VAS such as content offers, due to increase demand of these services, evidenced in recent periods.

Consolidated Financial and Holding Results

Financial and Holding Results resulted in a loss of P$46 million, a decrease of P$105 million vs. 1H09. This was mainly due to lower losses for FX results by P$66 million in 1H10 (-P$91 million vs. 1H09); a gain in net financial interest of P$30 million in 1H10 (+P$38 million vs. 1H09), partially compensated by higher losses in holding on inventories by P$5 million in 1H10 (+P$16 million vs. 1H09).

6	www.telecom.com.ar

Consolidated Net Financial Debt

As of June 30, 2010, Net Financial Position (Loans minus Cash, Cash Equivalents and current Investments) totaled in P$326 million in cash, an improvement of P$899 million vs. Net Financial Debt as of June 2009. This was due to the strong cash flow generation evidenced in the period.

During 1H10, Personal purchased a nominal amount of US$ 5.85 million Series 3 Notes due 2010. These operations were made through open market purchases and with liquid funds from the Company. The Notes acquired were cancelled according to the terms and conditions of the Indenture.

Consolidated Capital Expenditures

During 1H10, the Company invested P$666 million (excluding materials). This amount was allocated to Voice, Data and Internet businesses (P$281 million) and mobile services (P$385 million). In relative terms, capex reached 10% of revenues.

Main Capex projects are related to the expansion of broadband services to improve transmission and speed available to the clients; deployment of 3G services to support the growth of mobile broadband together with the launch of innovative VAS and the expansion of transmission and transport networks to meet the growing demand of our fixed and mobile clients.

Relevant Matters

During this semester, Telecom Argentina shareholders approved a cash dividend distribution to be paid in two installments on the following dates and amounts: as of May 5, 2010 it paid the amount of P$689 million (equivalent to P$0.70 per share) and December 20, 2010, for the balance of P$364 million (or P$0.37 per share).

Meanwhile, the Ordinary Shareholders’ Meeting of Telecom Personal approved, a cash dividend payment of P$575 million to its Shareholders (mainly, Telecom Argentina) paid on May, 5, 2010.

***********

7	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company whose common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock comprised of preferred shares that are held by minority shareholders.

As of June 30, 2010, Telecom had 984,380,978 shares outstanding.

(*) Employee Stock Ownership Program

For more information, please contact the Investor Relations Department:

Pedro Insussarry (5411) 4968 3743	Solange Barthe Dennin (5411) 4968 3752	Evangelina Sánchez (5411) 4968 3718	Ruth Fuhrmann (5411) 4968 4448	Horacio Nicolás del Campo (5411) 4968 6236

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Esteban G. Macek

Authorized Director

TELECOM ARGENTINA S.A.

Consolidated information

Six Month period and Second Quarter results – Fiscal Year 2010

(In millions of Argentine pesos)

1- Consolidated Balance Sheet

	06/30/2010	12/31/2009	Δ$	Δ%
Cash, equivalents and investments	1,193	1,289	(96)	-7%
Trade receivables	1,139	1,163	(24)	-2%
Other current assets	632	491	141	29%
Total Current Assets	2,964	2,943	21	1%
Fixed & Intangible assets	7,681	7,612	69	1%
Other non-current assets	76	78	(2)	-3%
Total Non Current Assets	7,757	7,690	67	1%
Total Assets	10,721	10,633	88	1%
Accounts payable	2,106	2,212	(106)	-5%
Loans	794	763	31	4%
Taxes payable	734	769	(35)	-5%
Dividends payable	364	—	364	—
Reserves	74	73	1	1%
Other current liabilities	343	352	(9)	-3%
Total Current Liabilities	4,415	4,169	246	6%
Accounts payable	20	24	(4)	-17%
Loans	74	58	16	28%
Taxes payable	177	212	(35)	-17%
Reserves	443	374	69	18%
Other non-current liabilities	250	268	(18)	-7%
Total Non Current Liabilities	964	936	28	3%
Total Liabilities	5,379	5,105	274	5%
Minority Interest	95	92	3	3%
Shareholders’ equity	5,247	5,436	(189)	-3%
Total Liabilities, Minority Interest and Equity	10,721	10,633	88	1%

2- Consolidated Loans
	06/30/2010	12/31/2009	Δ$	Δ%
Corporate Bonds	685	685	—	0%
Banks and other financial institutions	63	72	(9)	-13%
Bank overdraft	15	—	15	—
Accrued interest	4	3	1	33%
Derivatives	27	3	24	—
Total Current Loans	794	763	31	4%
Banks and other financial institutions	74	58	16	28%
Total Non Current Loans	74	58	16	28%
Total Loans	868	821	47	6%

Derivatives valuation effect for notes (Other Current Credits)	—	1	(1)	-100%
Cash and cash equivalents (include non current Government bonds)	1,194	1,289	(95)	-7%
NET FINANCIAL POSITION (Cash)	(326)	(469)	143	-30%

9	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six Month period and Second Quarter results – Fiscal Year 2010

(In millions of Argentine pesos)

3- Consolidated Income Statement

    Six Months Comparison

	06/30/2010	06/30/2009	Δ$	Δ%
Net revenues	6,717	5,754	963	17%
Cost of services	(3,363)	(2,887)	(476)	16%
Gross Profit	3,354	2,867	487	17%
Administrative expenses	(244)	(200)	(44)	22%
Selling expenses	(1,571)	(1,356)	(215)	16%
Operating Profit	1,539	1,311	228	17%
Equity income from related companies	—	13	(13)	-100%
Financial and holding results	(46)	(151)	105	-70%
Other expenses, net	(123)	(72)	(51)	71%
Results from ordinary operations	1,370	1,101	269	24%
Taxes on income	(502)	(394)	(108)	27%
Minority interest	(3)	(4)	1	-25%
Net Income	865	703	162	23%

Operating Profit before D & A	2,164	1,841	323	18%
As a % of Net Revenues	32%	32%

Financial and Holding results

	06/30/2010	06/30/2009	Δ$	Δ%
Financial results generated by assets
Interest	74	61	13	21%
Foreign currency exchange results	21	91	(70)	-77%
Holding results generated by inventories	(5)	11	(16)	-145%
Other financial results	—	2	(2)	-100%
Total Financial results generated by assets	90	165	(75)	-45%
Financial results generated by liabilities
Interest	(44)	(69)	25	-36%
Foreign currency exchange results	(87)	(248)	161	-65%
Other financial results	(5)	1	(6)	—
Total Financial results generated by liabilities	(136)	(316)	180	-57%
Total Financial and holding results	(46)	(151)	105	-70%

4- Consolidated Income Statement

    Three Months Comparison

	30/06/2010	30/06/2009	Δ$	Δ%
Net revenues	3,468	2,925	543	19%
Cost of services	(1,745)	(1,466)	(279)	19%
Gross Profit	1,723	1,459	264	18%
Administrative expenses	(123)	(108)	(15)	14%
Selling expenses	(824)	(699)	(125)	18%
Operating Profit	776	652	124	19%
Equity income from related companies	—	13	(13)	-100%
Financial and holding results	11	(57)	68	-119%
Other expenses, net	(72)	(72)	—	0%
Results from ordinary operations	715	536	179	33%
Taxes on income	(260)	(181)	(79)	44%
Minority interest	(1)	(3)	2	-67%
Net Income	454	352	102	29%

Operating Profit before D & A	1,100	924	176	19%
As a % of Net Revenues	32%	32%

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TELECOM ARGENTINA S.A.

Consolidated information

Six Month period and Second Quarter results – Fiscal Year 2010

(In millions of Argentine pesos)

5- Consolidated Revenues Breakdown

    Six Months Comparison

	06/30/2010	06/30/2009	Δ$	Δ%
Fixed Telephony	1,276	1,228	48	4%
Measured service Local	252	233	19	8%
Measured service DLD	252	243	9	4%
Monthly charges	435	417	18	4%
Public telephones	32	36	(4)	-11%
Interconnection	207	213	(6)	-3%
Others	98	86	12	14%
International Telephony	144	149	(5)	-3%
Data transmission & Internet	802	613	189	31%
Data	158	127	31	24%
Internet	644	486	158	33%
Measured service	34	28	6	21%
Monthly charges	607	456	151	33%
Modems	3	2	1	50%
MobileTelephony	4,495	3,764	731	19%
Telecom Personal	4,279	3,574	705	20%
Monthly fee and measured service	884	819	65	8%
Pre-paid	622	515	107	21%
Calling Party Pays	291	275	16	6%
TLRD*	366	382	(16)	-4%
VAS	1,449	1,048	401	38%
Handset sales	423	345	78	23%
Others (Includes Roaming)	244	190	54	28%
Núcleo	216	190	26	14%
Monthly fee and measured service	35	36	(1)	-3%
Pre-paid	57	52	5	10%
Calling Party Pays	5	4	1	25%
TLRD*	16	19	(3)	-16%
VAS	79	57	22	39%
Internet – Wimax	8	9	(1)	-11%
Handset sales	2	3	(1)	-33%
Others (Includes Roaming)	14	10	4	40%
Total net revenues	6,717	5,754	963	17%

*	Charges for the temination of calls of the cellular operators.

6- Consolidated Revenues Breakdown

	Three Months Comparison
	30/06/2010	30/06/2009	Δ$	Δ%
Fixed Telephony	654	619	35	6%
Measured service Local	130	121	9	7%
Measured service DLD	128	123	5	4%
Monthly charges	219	210	9	4%
Public telephones	15	17	(2)	-12%
Interconnection	108	104	4	4%
Others	54	44	10	23%
International Telephony	74	74	0	0%
Data transmission & Internet	412	318	94	30%
Data	84	67	17	25%
Internet	328	251	77	31%
Measured service	17	15	2	13%
Monthly charges	309	235	74	31%
Modems	2	1	1	100%
MobileTelephony	2,328	1,914	414	22%
Telecom Personal	2,218	1,817	401	22%
Monthly fee and measured service	438	420	18	4%
Pre-paid card	291	256	35	14%
Calling Party Pays	147	139	8	6%
TLRD*	185	189	(4)	-2%
VAS	803	544	259	48%
Handset sales	237	181	56	31%
Others (Includes Roaming)	117	88	29	33%
Núcleo	110	97	13	13%
Monthly fee and measured service	18	25	(7)	-28%
Pre-paid card	25	25	—	0%
Calling Party Pays	3	1	2	200%
TLRD*	6	12	(6)	-50%
VAS	45	25	20	80%
Internet – Wimax	4	4	—	0%
Handset sales	1	1	—	0%
Others (Includes Roaming)	8	4	4	100%
Total net Revenues	3,468	2,925	543	19%

*	Charges for the temination of calls of the cellular operators.

11	www.telecom.com.ar

7- Consolidated Income Statement by segments

    Six Month period – Fiscal Year 2010

    (In million of Argentine pesos)

	Segments			Variation vs 1H09
	Voice, Data and Internet	Mobile Telephony	Consolidated	Δ$	Δ%
Net Revenues	2,222	4,495	6,717	963	17%
Salaries and social security contributions	(634)	(210)	(844)	(156)	23%
Taxes	(142)	(430)	(572)	(96)	20%
Materials and supplies	(213)	(106)	(319)	(33)	12%
Bad debt expenses	(14)	(49)	(63)	9	-13%
Interconnection cost	(95)	—	(95)	(8)	9%
Settlement charges	(70)	—	(70)	15	-18%
Lease of lines and circuits	(45)	(26)	(71)	(4)	6%
Service fees	(107)	(167)	(274)	(49)	22%
Advertising	(53)	(126)	(179)	(21)	13%
Agent, Prepaid card commissions and other commissions	(58)	(515)	(573)	(71)	14%
Cost of voice, data and cellular handsets	(20)	(642)	(662)	(142)	27%
Roaming and TLRD	—	(444)	(444)	(1)	0%
Others	(182)	(205)	(387)	(83)	27%
Total Costs before D&A	(1,633)	(2,920)	(4,553)	(640)	16%
Operating Profit before D&A	589	1,575	2,164	323	18%
Depreciation of fixed assets	(336)	(279)	(615)	(93)	18%
Amortization of intangible assets	(9)	(1)	(10)	(2)	25%
Operating Profit	244	1,295	1,539	228	17%
Equity income from related companies	—	—	—	(13)	—
Financial and Holding Income	31	(77)	(46)	105	-70%
Other expenses, net	(82)	(41)	(123)	(51)	71%
Income from ordinary operations	193	1,177	1,370	269	24%
Taxes on income	(195)	(307)	(502)	(108)	27%
Minority interest	—	(3)	(3)	1	-25%
Net Income / (Loss)	(2)	867	865	162	23%

8- Consolidated Income Statement by segments

    Six Month period – Fiscal Year 2009

    (In million of Argentine pesos)

	Segments
	Voice, Data and Internet	Mobile Telephony	Consolidated
Net Revenues	1,990	3,764	5,754
Salaries and social security contributions	(529)	(159)	(688)
Taxes	(128)	(348)	(476)
Materials and supplies	(196)	(90)	(286)
Bad debt expenses	(21)	(51)	(72)
Interconnection cost	(87)	—	(87)
Settlement charges	(85)	—	(85)
Lease of lines and circuits	(39)	(28)	(67)
Service fees	(97)	(128)	(225)
Advertising	(49)	(109)	(158)
Agent, Prepaid card commissions and other commissions	(47)	(455)	(502)
Cost of voice, data and cellular handsets	(19)	(501)	(520)
Roaming and TLRD	—	(443)	(443)
Others	(148)	(156)	(304)
Total Costs before D&A	(1,445)	(2,468)	(3,913)
Operating Profit before D&A	545	1,296	1,841
Depreciation of fixed assets	(316)	(206)	(522)
Amortization of intangible assets	(8)	—	(8)
Operating Profit	221	1,090	1,311
Equity income from related companies	—	13	13
Financial and Holding Income	(87)	(64)	(151)
Other expenses, net	(34)	(38)	(72)
Income from ordinary operations	100	1,001	1,101
Taxes on income	(158)	(236)	(394)
Minority interest	—	(4)	(4)
Net Income / (Loss)	(58)	761	703

This exposition of the financial statements is not coincident with the individual financial statements for each company due to the eliminations of intercompany operations.

12	www.telecom.com.ar

9- Consolidated Income Statement by segments

    Second Quarter – FY 2010

    (In million of Argentine pesos)

	Segments			Variation vs 2Q09
	Voice, Data and Internet	Mobile Telephony	Consolidated	Δ$	Δ%
Net Revenues	1,140	2,328	3,468	543	19%
Salaries and social security contributions	(328)	(112)	(440)	(69)	19%
Taxes	(75)	(224)	(299)	(54)	22%
Materials and supplies	(108)	(55)	(163)	(13)	9%
Bad debt expenses	(7)	(27)	(34)	(1)	3%
Interconnection cost	(48)	—	(48)	(4)	9%
Settlement charges	(31)	—	(31)	7	-18%
Lease of lines and circuits	(23)	(12)	(35)	(2)	6%
Service fees	(53)	(87)	(140)	(21)	18%
Advertising	(36)	(64)	(100)	(20)	25%
Agent, Prepaid card commissions and other commissions	(30)	(268)	(298)	(36)	14%
Cost of voice, data and cellular handsets	(10)	(354)	(364)	(107)	42%
Roaming and TLRD	—	(215)	(215)	(4)	2%
Others	(95)	(106)	(201)	(43)	27%
Total Costs before D&A	(844)	(1,524)	(2,368)	(367)	18%
Operating Profit before D&A	296	804	1,100	176	19%
Depreciation of fixed assets	(172)	(146)	(318)	(49)	18%
Amortization of intangible assets	(5)	(1)	(6)	(3)	100%
Operating Profit	119	657	776	124	19%
Equity income from related companies	—	—	—	(13)	—
Financial and Holding Income	18	(7)	11	68	-119%
Other expenses, net	(48)	(24)	(72)	—	0%
Income from ordinary operations	89	626	716	179	33%
Taxes on income	(94)	(166)	(260)	(79)	44%
Minority interest	—	(1)	(1)	2	—
Net Income / (Loss)	(5)	459	454	102	29%

10- Consolidated Income Statement by Segments

      Second Quarter – FY 2009

      (In million of Argentine pesos)

	Segments
	Voice, Data and Internet	Mobile Telephony	Consolidated
Net Revenues	1,011	1,914	2,925
Salaries and social security contributions	(283)	(88)	(371)
Taxes	(66)	(179)	(245)
Materials and supplies	(102)	(48)	(150)
Bad debt expenses	(8)	(25)	(33)
Interconnection cost	(44)	—	(44)
Settlement charges	(38)	—	(38)
Lease of lines and circuits	(19)	(14)	(33)
Service fees	(50)	(69)	(119)
Advertising	(21)	(59)	(80)
Agent, Prepaid card commissions and other commissions	(26)	(236)	(262)
Cost of cellular handsets	(10)	(247)	(257)
Roaming and TLRD	—	(211)	(211)
Others	(77)	(81)	(158)
Total Costs before D&A	(744)	(1,257)	(2,001)
Operating Profit before D&A	267	657	924
Depreciation of fixed assets	(161)	(108)	(269)
Amortization of intangible assets	(4)	1	(3)
Operating Profit	102	550	652
Equity income from related companies	—	13	13
Financial and Holding Income	(37)	(20)	(57)
Other expenses, net	(54)	(18)	(72)
Income (loss) from ordinary operations	11	525	536
Taxes on income	(56)	(125)	(181)
Minority interest	—	(3)	(3)
Net Income / (Loss)	(45)	397	352

This exposition of the financial statements is not coincident with the individual financial statements for each company due to the eliminations of intercompany operations.

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TELECOM ARGENTINA S.A.

Unconsolidated Information

Six Month period and Second Quarter results – Fiscal Year 2010

(In million of Argentine pesos)

11- Balance Sheet

	06/30/2010	12/31/2009	Δ$	Δ%
Cash, equivalents and investments	785	578	207	36%
Trade receivables	597	724	(127)	-18%
Other current assets	82	85	(3)	-4%
Total Current Assets	1,464	1,387	77	6%
Other Trade receivables	35	46	(11)	-24%
Fixed & Intangible assets	4,290	4,346	(56)	-1%
Investments	1,878	1,915	(37)	-2%
Other non-current assets	4	3	1	33%
Total Non current Assets	6,207	6,310	(103)	-2%
Total Assets	7,671	7,697	(26)	0%
Accounts payable	809	931	(122)	-13%
Compensation and social benefits payable	223	244	(21)	-9%
Taxes Payable	212	263	(51)	-19%
Dividends payable	364	—	364	—
Other liabilities	55	39	16	41%
Reserves	64	57	7	12%
Total Current Liabilities	1,727	1,534	193	13%
Accounts payable	20	24	(4)	-17%
Compensation and social benefits payable	75	81	(6)	-7%
Taxes Payable	156	202	(46)	-23%
Other liabilities	138	153	(15)	-10%
Reserves	308	267	41	15%
Total Non Current Liabilities	697	727	(30)	-4%
Total Liabilities	2,424	2,261	163	7%
Shareholders’ equity	5,247	5,436	(189)	-3%
Total Liabilities and Equity	7,671	7,697	(26)	0%

12- Income Statement

Six Months Comparison
	06/30/2010	06/30/2009	Δ$	Δ%
Net revenues	2,562	2,313	249	11%
Cost of services	(1,320)	(1,199)	(121)	10%
Gross Profit	1,242	1,114	128	11%
Administrative expenses	(155)	(130)	(25)	19%
Selling expenses	(517)	(449)	(68)	15%
Operating Profit	570	535	35	7%
Equity income from related companies	537	445	92	21%
Financial & holding results	32	(87)	119	-137%
Other incomes & expenses net	(79)	(33)	(46)	139%
Results from ordinary operations	1,060	860	200	23%
Taxes on income	(195)	(157)	(38)	24%
Net Income	865	703	162	23%

Operating Profit before D&A	913	894	19	2%
As a % of Net Revenues	36%	39%

Financial and Holding results
	06/30/2010	06/30/2009	Δ$	Δ%
Financial results generated by assets
Interest	40	35	5	14%
Foreign currency exchange results	11	59	(48)	-81%
Other financial results	—	1	(1)	-100%
Total Financial results generated by assets	51	95	(44)	-46%
Financial results generated by liabilities
Interest	(6)	(25)	19	-76%
Foreign currency exchange results	(13)	(158)	145	-92%
Other financial results	—	1	(1)	-100%
Total Financial results generated by liabilities	(19)	(182)	163	-90%
Total Financial and holding results	32	(87)	119	-137%

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TELECOM ARGENTINA S.A.

Unconsolidated Information

Six Month period and Second Quarter results – Fiscal Year 2010

(In million of Argentine pesos)

13- Income Statement

      Three Months Comparison

	06/30/2010	06/30/2009	Δ$	Δ%
Net revenues	1,311	1,171	140	12%
Cost of services	(672)	(618)	(54)	9%
Gross Profit	639	553	86	16%
Administrative expenses	(81)	(67)	(14)	21%
Selling expenses	(275)	(229)	(46)	20%
Operating Profit	283	257	26	10%
Equity income from related companies	293	241	52	22%
Financial & holding results	18	(37)	55	-149%
Other incomes & expenses net	(46)	(53)	7	-13%
Results from ordinary operations	548	408	140	34%
Taxes on income	(94)	(56)	(38)	68%
Net Income	454	352	102	29%

Operating Profit before D&A	459	421	38	9%
As a % of Net Revenues	35%	36%

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 6, 2010	By:	/S/ FRANCO BERTONE
	Name:	Franco Bertone Chief Executive Officer
Title: